Peter Byrne T: +1 212 479 6778 pbyrne @cooley.com	Via E-Mail

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey Gabor

Re:	DHC Acquisition Corp Preliminary Proxy Statement on Schedule 14A Filed February 7, 2023 CIK No. 0001838163

Dear Mr. Gabor:

On behalf of our client, DHC Acquisition Corp (the “Company”), we submit to the staff of the Division of Corporation Finance of the Commission (the “Staff”) this letter setting forth the Company’s response to the oral comment received on February 17, 2023 (the “Oral Comment”) regarding the Company’s Preliminary Proxy Statement on Schedule 14A filed on February 7, 2023 (the “Proxy”). In response to the Oral Comment, the Company will make changes to the Proxy to be included in the Definitive Proxy Statement on Schedule 14A Amendment No. 1 as reflected in the marked pages set forth in Exhibit A hereto.

Please do not hesitate to contact Peter Byrne at (212) 479-6778 of Cooley LLP with any questions or comments regarding this letter.

Sincerely
/s/ Peter Byrne
Peter Byrne

WITHDRAWAL AT CUSTODIAN) SYSTEM. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

With respect to the regulation of special purpose acquisition companies (“SPACs”) like DHC, on March 30, 2022, the Securities and Exchange Commission (“SEC”) issued proposed rules relating to, among other items, the extent to which SPACs could become subject to regulation under the Investment Company Act of 1940, as amended (the “Investment Company Act”). ~~The proposal is consistent with less formal positions recently taken by the staff of the SEC.~~To mitigate the risk of being viewed as operating an unregistered investment company, in the event that the Extension Amendment Proposal is approved and the Termination Date is extended pursuant to the terms of our Memorandum and Articles of Association such that the Trust Account has not liquidated prior to the 24-month anniversary of the Initial Public Offering, DHC will convert all funds in the Trust Account to cash and keep them in cash until the earlier of the consummation of the Business Combination or the liquidation of DHC. Accordingly, the funds in the Trust Account will cease to be invested and such funds may not otherwise earn interest. This means that the amount available for redemption will not increase after the 24-month anniversary of the Initial Public Offering, and those shareholders who elect not to redeem their Public Shares in connection with the Charter Extension receive no more than the same amount, without additional interest, if they redeem their Public Shares in connection with a Business Combination or if DHC is liquidated in the future, in each case as compared with the per share amount they would receive if they had redeemed in connection with the Charter Extension. See “Risk Factors—If we are deemed to be an investment company for purposes of the Investment Company Act, we may be forced to abandon our efforts to complete an initial business combination and instead be required to liquidate. As a result, in the event that the Trust Account has not been liquidated prior to the 24-month anniversary of the Initial Public Offering, we intend to convert any funds in the Trust Account to cash, and such funds will cease to earn interest.”

Subject to the foregoing, the approval of the Extension Amendment Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of Class A Ordinary Shares and Class B ordinary shares, par value $0.0001 per share (the “Class B Ordinary Shares” and together with the Class A Ordinary Shares, the “Ordinary Shares”), voting as a single class, who are present in person or represented by proxy and entitled to vote thereon at the Shareholder Meeting.

Approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the votes cast by the holders of the issued Ordinary Shares, voting as a single class, who are present in person or represented by proxy and entitled to vote thereon at the Shareholder Meeting. The Adjournment Proposal will only be put forth for a vote if there are not sufficient votes to approve the Extension Amendment Proposal at the Shareholder Meeting.

Record holders of Ordinary Shares at the close of business on February [    ], 2023 (the “Record Date”) are entitled to vote or have their votes cast at the Shareholder Meeting. On the Record Date, there were 30,945,072 issued and outstanding Class A Ordinary Shares and 7,736,268 issued and outstanding Class B Ordinary Shares. DHC’s warrants do not have voting rights.

Our Sponsor, which holds all 7,736,268 of the outstanding Class B Ordinary Shares of the Company, has informed us of its intent to vote all of its Ordinary Shares in favor of the proposals being presented at the Shareholder Meeting, as applicable. Such shares will be excluded from the pro rata calculation used to determine the per-share redemption price. These Ordinary Shares represent, in the aggregate, approximately 20.0% of the Company’s issued and outstanding Ordinary Shares. In addition, our Sponsor, directors and officers may purchase Public Shares at any time. As a result, (i) approval of the Extension Amendment Proposal will require the affirmative vote of at least 18,051,293 Ordinary Shares held by public shareholders (or approximately 58.3% of the Class A Ordinary Shares) if all Ordinary Shares are represented at the Shareholder Meeting and cast votes, and require the affirmative vote of 5,157,513 Ordinary Shares held by public shareholders (or approximately

If we are deemed to be an investment company for purposes of the Investment Company Act, we may be forced to abandon our efforts to complete an initial business combination and instead be required to liquidate. As a result, in the event that the Trust Account has not been liquidated prior to the 24-month anniversary of our Initial Public Offering (as defined below), we intend to convert any funds in the Trust Account to cash, and such funds will cease to earn interest.

DHC completed its initial public offering on March 4, 2021 (our “Initial Public Offering”) and has operated as a blank check company searching for a target business with which to consummate an initial business combination since such time. The SPAC Proposed Rules relate, among other matters, to the circumstances in which SPACs such as us could potentially be subject to the Investment Company Act. The SPAC Proposed Rules would provide a safe harbor for such companies from the definition of “investment company” under Section 3(a)(1)(A) of the Investment Company Act, provided that a SPAC satisfies certain criteria. To comply with the duration limitation of the proposed safe harbor, a SPAC would have a limited time period to announce and complete a de-SPAC transaction. Specifically, to comply with the safe harbor, the SPAC Proposed Rules would require a company to file a report on Form 8-K announcing that it has entered into an agreement with a target company for an initial business combination no later than 18 months after the effective date of the registration statement for its initial public offering. The company would then be required to complete its initial business combination no later than 24 months after the effective date of the Initial Public Offering registration statement. ~~We understand that the SEC has recently been taking informal positions regarding the Investment Company Act consistent with the SPAC Proposed Rules.~~

~~There is currently uncertainty concerning the applicability of the Investment Company Act to a SPAC, including a company like ours, that does not complete its initial business combination within the proposed time frame set forth in the proposed safe harbor rule. As a result, it~~It is possible that a claim could be made that we have been operating as an unregistered investment company. If we were deemed to be an investment company for purposes of the Investment Company Act, we might be forced to abandon our efforts to complete an initial business combination and instead be required to liquidate. If we are required to liquidate, our investors would not be able to realize the benefits of owning shares in a successor operating business, including the potential appreciation in the value of our shares and warrants or rights following such a transaction, and our warrants would expire worthless.

The funds in the Trust Account have, since our Initial Public Offering, been held only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds investing solely in U.S. government treasury obligations and meeting certain conditions under Rule 2a-7 under the Investment Company Act. If there are funds remaining in the Trust Account on the twenty-four month anniversary of our Initial Public Offering, to mitigate the risk of us being deemed to have been operating as an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act of 1940, as amended), we anticipate that we will instruct Continental Stock Transfer & Trust Company, the trustee with respect to the Trust Account, to liquidate the U.S. government treasury obligations or money market funds held in the Trust Account and thereafter to hold all funds in the Trust Account in cash (i.e., in one or more bank accounts, which may or may not be interest bearing) until the earlier of consummation of the Business Combination or our liquidation. This means that the amount available for redemption may not increase following the twenty-four month anniversary of our Initial Public Offering, and those shareholders who elect not to redeem their Public Shares in connection with the Charter Extension will receive no more than the same amount, without additional interest, if they redeem their Public Shares in connection with the Business Combination or if DHC is liquidated in the future, in each case as compared with the per share amount they would receive if they had redeemed their Public Shares in connection with the Extension Amendment Proposal.

In addition, even prior to the 24-month anniversary of the closing of the Company’s IPO, we may be deemed to be an investment company. The longer that the funds in the Trust Account are held in short-term U.S. government securities or in money market funds invested exclusively in such securities, even prior to the 24-month anniversary, there is a greater risk that we may be considered an unregistered investment company, in which case we may be required to liquidate. Accordingly, we may determine, in our discretion, to liquidate the securities held in the Trust Account at any time, even prior to the 24-month anniversary, and instead hold all funds in the Trust Account in cash, which would further reduce the dollar amount our Public Stockholders would receive upon any redemption or liquidation.